Exhibit 4.2

AMENDMENT

TO

SHAREHOLDER RIGHTS AGREEMENT

This Amendment to Shareholder Rights Agreement (this “Amendment”) is entered into as of February 10, 2011, by and between Ezenia! Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (the “Rights Agent”).

WITNESSETH:

WHEREAS, the Company is party to that certain Shareholder Rights Agreement, dated as of April 15, 2008 (the “Rights Agreement”), with the Rights Agent.  All capitalized terms used herein and not otherwise defined shall having the meanings ascribed to them in the Rights Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the occurrence of a Section 11(a)(ii) Event, the Company and the Rights Agent shall, if the Board of Directors of the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock of the Company; and

WHEREAS, the Company now desires to amend the Rights Agreement as set forth in this Amendment, and pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Company hereby directs that the Rights Agreement should be amended as set forth in this Amendment.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:

1.        Amendment to Section 7(a).  The first sentence of Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Subject to Section 7(e) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Exercise Price for the total number of one ten-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercised, at or prior to the earlier of (i) the Close of Business on February 11, 2011 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in

Section 24 hereof (the “Exchange Date”) (the earlier of (i), (ii) or (iii) being herein referred to as the “Expiration Date”).”

2.        Effectiveness.  This Amendment shall be deemed effective as of the date first above written, as if executed on such date.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which shall be otherwise unaffected.

3.        Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

4.        Counterparts.  This Amendment may be executed in any number of counterparts, which shall for all purposes be deemed an original, and all such counterparts together shall constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

EZENIA! INC.

Attest:

/s/ Thomas J. McCann	By:	/s/ Khoa D. Nguyen
Name:	Name: Khoa D. Nguyen
Title:	Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A., AS RIGHTS AGENT

Attest:

	By:	/s/ Dennis V. Moccia
Name:	Name: Dennis V. Moccia
Title:	Title: Manager, Contracts Administration